UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Green Bankshares, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

394361208
(CUSIP Number)

Linda M. Crouch-McCreadie, 100 MedTech Parkway, Suite 200, Johnson City, Tennessee 37604
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 22, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [    ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

	CUSIP No. 394361208
1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons	Scott M. Niswonger
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions)	PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization	United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	659,105
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	659,105
	10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		659,105
12.	Check if the Aggregate Amount in Row(11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)		5.07%
14.	Type of Reporting Person (See Instructions)		IN

Item 1.   Security and Issuer

The title and class of equity securities to which this statement relates is the common stock, $2.00 par value (the "Common Stock") of Green Bankshares, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 100 North Main Street, Greeneville, Tennessee  37743.

Item 2.   Identity and Background

(a)    Name:  Scott M. Niswonger

(b)    Residence or business address:   P.O. Box 938, Greeneville, TN  37744-0938

(c)    Present Principal Occupation or Employment:  Executive

(d)    Criminal Conviction: None

(e)    Court or Administrative Proceedings: None

(f)     Citizenship: United States.

Item 3.   Source and Amount of Funds or Other Consideration:

   The Common Stock has been acquired with personal funds of Mr. Niswonger.  The total aggregate purchase price was approximately $11.6 million.

Item 4.      Purpose of Transaction

   Mr. Niswonger has acquired the shares of Common Stock for investment purposes and may acquire additional shares, or dispose of some or all of the shares of Common Stock, from time to time, depending upon price and market conditions, evaluation of alternative investments and other factors.  Mr. Niswonger intends to review on a continuing basis his investment in the Common Stock, the Issuer's business affairs and financial condition, as well as conditions in the securities markets and general economic and industry conditions.

Mr. Niswonger has no plans or proposals which relate to or would result in

(a)        The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)       An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)       A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)     Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)       Any material change in the present capitalization or dividend policy of the issuer;

(f)       Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)       Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)      Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

 (i)        A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

 (j)        Any action similar to any of those enumerated above.

Item 5.      Interest in Securities of the Issuer

(a)       Mr. Niswonger owns 659,105 shares of the Issuer's Common Stock which represents 5.07% of the outstanding Common Stock of the Issuer as of March 14, 2008, as reported in its Form 10-K for the year ended December 31, 2007;

(b)       Mr. Niswonger has sole voting and dispositive power for the shares beneficially owned.

(c)       The following identifies open-market transactions made by or on behalf of Mr. Niswonger involving the  Issuer's Common Stock since February 22, 2008 (the preceding 60 days):

Date	Shares	Price
02/22/08	5,000	18.531
02/26/08	5,871	19.041
02/29/08	16,093	18.458
03/03/08	7,133	17.031
03/04/08	10,620	17.015
03/05/08	5,000	16.781
03/06/08	10,000	16.831
03/07/08	10,000	16.706
03/10/08	5,000	16.411
03/11/08	5,000	16.598
03/12/08	8,179	17.346
03/12/08	5,000	17.230
03/13/08	10,500	17.425
03/14/08	20,000	16.650
03/18/08	5,000	16.721
03/28/08	10,000	18.281
03/31/08	30,000	17.974
04/04/08	10,000	17.781
04/07/08	10,200	17.760
04/08/08	40,000	17.345
04/09/08	35,000	16.893
04/10/08	10,000	16.506
04/11/08	10,000	16.591
04/14/08	26,811	15.879
04/15/08	17,530	5.98
04/16/08	10,000	15.881
04/18/08	10,000	17.031
04/21/08	20,000	16.343
04/22/08	20,000	15.880

  (d)       Mr. Niswonger confirms that no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock beneficially owned by him.

  (e)        Not Applicable.

Item  6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.    Material to Be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 28, 2008

By:	/s/ Scott M. Niswonger
Signature